From: andy teng [mailto:andyteng01@yahoo.com]
Sent: Thursday, March 29, 2007 6:26 PM
To: Jay Furrow; butch smith; dhuffine@innovogroup.com; danielapage@earthlink.net; danielapage@racsa.co.cr; Jerome edelman; jerome edelman
Cc: Andy Teng
Subject: resignation

Dear Gentlemen:

Please be advised that I hereby resign as corporate officer and member of the Board of Directors of Digital Lifestyles Group, Inc.

On or about August 2005 I was approached by Dan Page to return to Digital Lifestyles Group, Inc. and to reestablish the company’s financial health.  After negotiations over several weeks, agreements were reached wherein I would run the company and Dan Page and associates would raise the capital to finance the company.  It was estimated that $30,000 per month was needed for general operating expenses.  The Letter of Intent agreement also said, “The Company is also committed to raising funds and providing financial support to cover inventory purchases”. I was also told that the company would pay $50,000 to purchase the file server which I acquired during Laurus’ liquidation of Digital’s inventories.

To date Dan Page and associates have not performed on their promises.  I should have had available $540,000 ($30,000 per month for 18 months) plus about $250,000 to purchase inventory to operate the company.  What operating funds I received were $50,000 from Mr. Buck Wood and $500,000 from Mr. Butch Smith.  The loan from above were used mainly to pay creditors, not for operation purposes. We have paid over $200,000 to Laurus, $180,000 went to CPA firm ( we didn’t even have 2004 10K filed when I took the job). Besides my personal debt, I have also used around $100,000 to settle over $1.3 million dollars ( 7 cents for a dollar) of Digital’s debt with creditors.

From July last year since there was no operating funds I had to loan about $110,000 to Digital Lifestyles Group, Inc.—— besides the salary and agreed expenses I should’ve earned.

The last meeting was the straw that broke the camel’s back.  Dan Page spoke of the deal he made with Lauras and they were to receive $50,000 from funds to be loaned by Dan Page to Digital Lifestyles Group, Inc. Another $150,000 in cash payments were to be paid to Lauras over the next 90 days.

I find that the promise of adequate funding is not to be relied upon.

The last two years were spent on trying to solve the financial mess that I inherited in August 2005. It’s time for me to move on!

Best of luck in solving the problems of Digital Lifestyles Group, Inc.  If help is needed by the new Board of Directors or officers, I will cooperate with them.  I suggest you prepare a press release. I request the opportunity to review any such press release prior to your publishing it.

Respectfully,

Andy